September 11, 2023	Martin T. Schrier

VIA EDGAR	Direct Phone	305-704-5954

mschrier@cozen.com

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Jennifer Lopez Molina

Re:	Healthy Choice Wellness Corp.
Registration Statement on Form S-1
Registration No. 333-274435

Dear Mr. Anderegg and Ms. Lopez Molina:

On behalf of our client, Healthy Choice Wellness Corp., a Delaware corporation (the “Company” or “HCWC”), we are hereby resubmitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated May 9, 2023 regarding the Company’s draft registration statement on Form S-1 submitted confidentially via EDGAR to the Commission on April 10, 2023 (the “DRS”). This letter amends the letter submitted on September 8, 2023, solely to correct scrivener’s errors with respect to the page number references in our responses to comments 3 and 4.

This letter is being filed with the Commission in connection with the Company’s registration statement on Form S-1 (“Form S-1”) that was filed on September 8, 2023. The Form S-1 is comprised of (1) a prospectus for the sale of 400,000 shares of HCWC Class A common stock (“the “IPO Prospectus”) and (2) a prospectus in connection with the spin off of all of the HCWC common stock by Healthier Choices Management Corp. (the “Spin Off Prospectus”).

The Staff’s comment is repeated below and is followed by the Company’s response in bold. Capitalized terms used but not otherwise defined herein have the meanings set forth in the S-1.

Financing, page 35

1. We note your written responses to comments 8 and 20 in which you state that you have revised your disclosures on page 35 concerning the material terms of the equity financing secured for SpinCo. However, we could not find the corresponding revised disclosures. Please revise to provide responsive disclosure to comments 8 and 20 and provide a description of the material terms of the equity financing, identify the related persons party to the agreement, if any, and disclose the section of the Securities Act or rule under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 29 of the IPO Prospectus to describe the material terms of the equity financing secured for SpinCo.

LEGAL\63536682\4200 South Biscayne Boulevard 30th Floor, Miami, FL 33131

305.704.5940 800.215.2137 305.704.5955 Fax cozen.com

United States Securities and Exchange Commission

September 11, 2023

The following disclosure was added:

“Pursuant to the Securities Purchase Agreement (“HCMC Series E SPA”), the purchasers of HCMC Series E Stock will also be required to purchase Series A Preferred Stock of HCWC in the same subscription amounts that the Purchasers paid for the HCMC Series E Stock. The closing of the sale of the Series A Preferred Stock is expected to be within forty-five days of the completion of the Spin-Off transaction. The purchase price will be $1,000 per share of HCWC Series A Preferred Stock.

The initial conversion price for the Series A Preferred Stock is $10.00 per share. On the 40th calendar day (“Reset Date”) after the effectiveness of the Spin-Off, the conversion price will be reset in the event the closing price of the Class A common stock on such date is less than $10.00 per share. The reset conversion price will equal a 10% discount to the 5-day volume weighted average price measured using the 5 trading days preceding the Reset Date; provided, however, in no instance will the conversion price be reset below $3.00 per share. The holders of the HCWC Series A Preferred Stock shall have voting rights on as converted basis. HCWC will register for resale of the HCWC Class A common stock issuable upon conversion of the HCWC Series A Preferred Stock. The proceeds from the sale of the Series A Preferred Stock will be used for general corporate purposes and potential acquisitions.

The expectation is the issuance of the Series A Preferred Stock will be exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act, and Rule 506 promulgated thereunder. The Series A Preferred Stock is being purchased by five institutional investors that would be deemed “accredited investors” as defined in Rule 501(a). Neither HCMC nor HCWC engaged in any general solicitation or public advertising in connection with the offering of the Series A Preferred Stock.”

The Company will file the Securities Purchase Agreement (“SPA”) for the Series A Preferred Stock together with the related Certificate of Designations once they are executed and effective. The forms of such agreement have already been negotiated and agreed to pursuant to Section 4.14 the terms of HCMC Series E SPA and the purchasers of the HCMC Series E Stock have agreed to execute the SPA in the form that was attached to the HCMC Series E SPA. Upon ten days prior notice following the Spin-Off, each investor is required to fund its agreed upon amount pursuant to the SPA.

United States Securities and Exchange Commission

September 11, 2023

Reasons for the Split-Off, page 36

2. We note your response to comment 10. Please expand your discussion in this section to describe the process utilized to evaluate the alternatives discussed. Please describe the reasons you did not further consider any alternative and explain why the HCMC Board did not believe the alternatives to be the “best course of action to create stockholder value for the HCMC stockholders.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 15 of the Spin Off Prospectus to discuss the process utilized by HCMC and its board of directors to examine and evaluate strategic alternatives to create stockholder value for the HCMC stockholders.

3. We note that you refer to a third-party valuation. Please provide the related consent. Refer to Section 436(b) of Regulation C and Item 601(b)(23) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment but the Company does not believe this consent will be required under Section 436(b) of Regulation C as the third-party valuation is no longer being “quoted or summarized” in the Form S-1. The Company has modified its disclosure on page 17 of the Spin Off Prospectus to reflect the factors related to the determination of the distribution ratio of the Common Stock in the Spin-Off transaction, including the advice of its outside advisors and previous third party valuation of the Company and its subsidiaries. Because the valuation is only one of several factors being considered by the underwriter in the pricing of the offering, the Company is no longer relying on such valuation as the primary basis for the “opening price” of the Class A common stock.

Selected Unaudited Pro Forma condensed Combined Carve-Out Financial Information, page 43

4. Please revise your introduction paragraph to describe all transactions reflected in the pro forma financial statements, including the issuance of 13,250 shares of Series A Convertible Preferred Stock and $3 million investment from HCMC. Refer to Rule 11¬02(a)(2) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 36 through 38 of the IPO Prospectus to address the Staff’s request with respect to describing all transactions reflected in the pro forma financial statements.

5. Please remove the reconciliation of adjusted EBITDA (loss) income from your unaudited pro forma condensed combined carve-out statement of operations. Refer to Item 10(e)(1)(ii)(D) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the IPO Prospectus to address the Staff’s request to remove the reconciliation of adjusted EBITDA (loss) income from the unaudited pro forma condensed combined carve-out statement of operations.

United States Securities and Exchange Commission

September 11, 2023

6. We note your response to comment 13. Please tell us how you have reflected the elimination of parent investment, issuance and distribution of your common stock, and issuance of your Series A Convertible Preferred Stock in your pro forma condensed combined carve-out balance sheet and earnings per share calculations in the pro forma statement of operations. This comment also applies to your capitalization table disclosure on page 41.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 31 and 32 of the IPO Prospectus to address the Staff’s request. The pro-forma balance sheet and the capitalization table contain an “Adjustment” column which reflects the elimination of the parent investment, issuance and distribution of common stock and the issuance of the Series A Convertible Preferred. This “Adjustment” column contains explanatory footnotes detailing the previous reference matters.

General

7. We note your response to comment 17 that you would provide financial statements for Mothers Earth’s Storehouse and Green’s Natural Foods, Inc. pursuant to Rule 8-04 of Regulation S-X in Amendment No. 1. However, we were not able to locate these financial statements. Please explain or address this comment.

Response: The Company acknowledges the Staff’s comment but the Company no longer believes the inclusion of these financial statements for Mothers Earth’s Storehouse and Green’s Natural Foods, Inc. in the IPO Prospectus is necessary. The financial information for these acquired entities is reflected in the audited consolidated financial statements of the Company for the twelve-month period ended December 31, 2022. Neither acquired business is at a level of significance to the registrant that Rule 3-05 Financial Statements would be required in registration statement for the pre-acquisition periods in question.

8. In a future filing, please file the filling fee table as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

Response: The Company has added the filling fee table as Exhibit 107 to the Form S-1.

9. We are still considering your response to comments 1 and 2 and may have additional comments.

Response: The Company appreciates the Staff’s acknowledgement that it continues to review our responses to comments 1 and 2 of the Staff’s initial letter dated March 13, 2023. Please let us know if the Company can provide any additional information or clarifications to expedite your review of our previous responses.

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier
Martin T. Schrier

cc:	John Ollet